SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34183

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

January 29, 2021

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of January 2021. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on February 23, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-

6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

American Independence Funds Trust [File No. 811-21757]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 7, 2018, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $357,000 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on February 6, 2020, and amended on October 14, 2020, and Deember 29, 2020.

Applicant's Address: tlesc@csacompliance.com.

Boston Income Portfolio [811-10391]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 12, 2020, applicant made a liquidating distribution to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on December 16, 2020.

Applicant's Address: jbeksha@eatonvance.com.

Equinox Funds Trust [File No. 811-22447]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Campbell Systematic Macro Fund, a series of the RBB Fund, Inc., and on May 29, 2020 made a final distribution to its shareholders based on net asset value. Expenses of $201,870.29 incurred in connection with the reorganization were paid by the acquiring fund's investment adviser, and/or its affiliates.

Filing Dates: The application was filed on August 11, 2020, and amended on November 10, 2020.

Applicant's Address: John.Ford@Troutman.com.

Holland Series Fund, Inc. [File No. 811-09060]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 2, 2020, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of approximately $26,000 incurred in connection with the liquidation were paid by the applicant's investment advisor.

Filing Date: The application was filed on December 16, 2020.

Applicant's Address: Kschantz@statestreet.com.

Lazard World Dividend & Income Fund, Inc. [811-21751]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Lazard Global Total Return and Income Fund, Inc., and on December 3, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,206,186.54 incurred in connection with the reorganization were paid by the applicant, the applicant's investment adviser and the acquiring fund.

Filing Date: The application was filed on December 30, 2020.

Applicant's Address: MVogel@proskauer.com.

Miles Funds, Inc. [811-08910]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 27, 2020, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $18,861.95 incurred in connection with the liquidation were paid by the applicant's investment advisor.

Filing Dates: The application was filed on May 14, 2020, and amended on January 15, 2021.

Applicant's Address: jmiles@clinewilliams.com.

Nuveen Strategy Funds, Inc. [File No. 811-07687]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to TIAA-CREF Lifestyle Aggressive Growth Fund, TIAA-CREF Lifestyle Growth Fund, TIAA-CREF Lifestyle Moderate Fund, and TIAA-CREF Lifestyle Conservative Growth Fund, each a series of the TIAA-CREF Funds, and on October 16, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $935,360 incurred in connection with the reorganization were paid by Nuveen, LLC.

Filing Date: The application was filed on December 7, 2020.

Applicant's Address: Mark.Czarniecki@nuveen.com.

Pathway Capital Opportunity Fund, Inc. [811-22807]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Prospect Flexible Income Fund, Inc., and on March 31, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $767,223 incurred in connection with the reorganization were paid by the applicant.

Filing Dates: The application was filed on November 4, 2020, and amended on January 13, 2021.

Applicant's Address: InvestorRelations@prospectstreet.com.

Rx Funds Trust [File No. 811-22878]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On December 30, 2016, applicant made a liquidating distribution to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Dates: The application was filed on February 6, 2020, and amended on October 14, 2020, and December 29, 2020.

Applicant's Address: tlesc@csacompliance.com.

Short Duration High Income Portfolio [File No. 811-22662]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On June 12, 2020, applicant made a liquidating distribution to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on December 16, 2020.

Applicant's Address: jbeksha@eatonvance.com.

StrongVest ETF Trust [File No. 811-23196]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On September 13, 2019, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of approximately $3,893.58 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on March 3, 2020, and amended on September 18, 2020, and December 18, 2020.

Applicant's Address: jeff.sutton@btn-inc.com.

Worldwide Health Sciences Portfolio [811-07723]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 9, 2019, applicant made a liquidating distribution to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on December 16, 2020.

Applicant's Address: jbeksha@eatonvance.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary